SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

REPORT PURSUANT TO

SECTION 15 (d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the Period Ended March 31, 2003

RadioShack 401(k) Plan

(full title of Program)

RADIOSHACK CORPORATION

100 Throckmorton Street

Suite 1800

Fort Worth, Texas 76102

(Name of issuer and address of principal executive offices)

RADIOSHACK 401(k) PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

March 31, 2003 and 2002 and for the

Year Ended March 31, 2003

RADIOSHACK 401(k) PLAN

Report of Independent Auditors

To the Participants and Administrative Committee of

the RadioShack 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RadioShack 401(k) Plan (the “Plan”) at March 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Supplemental Schedule is the responsibility of the Plan’s management. The Supplemental Schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Fort Worth, TX

July 29, 2003

RADIOSHACK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

March 31, 2003 and 2002

	March 31,
	2003	2002
Assets
Investments (at fair value):
Participant-directed	$183,647,211	$220,583,913
Company-directed:
RadioShack preferred stock—allocated	—	160,196,695
RadioShack preferred stock—unallocated	—	7,428,634
RadioShack common stock	147,418,061	45,914,529
Common stocks	7,071	17,195

Total investments	331,072,343	434,140,966
Contributions receivable:
Employee	81,107	235,695
Employer	—	1,013,492

Total assets	331,153,450	435,390,153

Liabilities
Interest payable	—	62,492
Notes payable	—	3,804,000

Total liabilities	—	3,866,492

Net assets available for benefits	$331,153,450	$431,523,661

The accompanying notes are an integral part of these financial statements

RADIOSHACK 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended March 31, 2003

Investment income:
Dividends—employer securities	$5,199,257
Dividends—all other investments	1,623,995
Participant loan interest	1,395,108
Net depreciation in fair value of employer securities	(68,758,868)
Net depreciation in fair value of all other investments	(30,976,778)

(91,517,286)

Contributions:
Employee	19,981,377
Employer	3,270,515

23,251,892

Benefits paid to participants	(32,036,868)
Interest expense	(187,474)
Other	119,525

Net decrease in plan assets	(100,370,211)
Net assets available for benefits at beginning of year	431,523,661

Net assets available for benefits at end of year	$331,153,450

The accompanying notes are an integral part of these financial statements

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following description of the RadioShack 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description, which also constitutes the Plan’s prospectus for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution employee benefit plan covering eligible employees of RadioShack Corporation, its divisions and subsidiaries (the “Company” or “RadioShack”). Employees become eligible to participate in the Plan at the beginning of the calendar quarter in which they are expected to complete one year of service of at least 1,000 hours. The Plan is an individual account plan with multiple, participant-directed investment options and is intended to comply with the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company.

At March 31, 2003 and 2002, there were 10,648 and 10,703 employees of the Company participating in the Plan and 22,704 and 19,837 employees eligible to participate, respectively.

Plan Trustee

The Company’s Board of Directors has appointed Putnam Fiduciary Trust Company (“Putnam”) as the Plan’s trustee.

Method of Operation

The Plan consists of a Company-directed feature, which includes an employee stock ownership plan (“ESOP”) and a profit sharing account, and a participant-directed feature. Prior to December 31, 2002, the ESOP feature of the Plan was comprised of the following two accounts: the ESOP Preferred Stock Account containing allocated shares of RadioShack Series B Tandy Employee Stock Ownership Plan (“TESOP”) Convertible Preferred Stock (the “Preferred Stock”) to Plan participants and the Suspense Account, which consisted of unallocated shares of Preferred Stock.

The Suspense Account originally consisted of 100,000 unallocated shares of Preferred Stock. The Preferred Stock was purchased in June 1990 with funds obtained from the issuance of a $100 million note. Each share of Preferred Stock was convertible into 87.072 shares of RadioShack common stock and its minimum resale value was guaranteed by the Company to be $1,000 per share. The details of the $100 million note are discussed in Note 4.

Funds derived from Company contributions and dividends paid on the Preferred Stock (at a rate of $75 per share per annum) were used to repay the $100 million note and the associated interest. As the debt was reduced, a pro rata number of shares of Preferred Stock was released and allocated to participants’ ESOP accounts as of the last day of each plan year. The amount of shares allocated to a participant’s account was equal to the number of shares released multiplied by a fraction, the numerator of which was the number of an individual participant’s shares owned on the allocation date, and the denominator of which was the total shares owned by all participants.

All outstanding shares of Preferred Stock in the Plan were converted to shares of RadioShack common stock on December 31, 2002, thus eliminating the ESOP Preferred Stock Account and the Suspense Account.

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan, continued:

The Common Stock account represents the participants’ interests in RadioShack Common Stock that has been allocated on a pro rata basis to the participants’ individual accounts.

The Profit Sharing account represents discretionary matching contributions made to the Plan by RadioShack and allocated on a pro rata basis to the participants’ individual accounts.

Participant Contributions

Eligible employees may contribute to the Plan, via payroll deductions, 1% to 8%, in increments of 1%, of their annual compensation. Contributions per participant are limited to certain annual maximums as set forth by the Internal Revenue Code.

Participants may direct their contributions into various investment options, each of which is described in more detail in Note 3. Participants may elect to allocate their total contributions to the various investment options in increments of 5%.

Participants are not subject to current federal income taxation on their contributions to the Plan.

Company Contributions

Prior to December 31, 2002, the Company made contributions to the Plan directly through the ESOP feature of the Plan. The Company was obligated to make semi-annual contributions to the Plan to enable it to pay principal and interest on the indebtedness directly associated with the purchase of the Preferred Stock. These contributions were made through cash dividends of $75 per share per annum on all shares of Preferred Stock (paid semi-annually on June 30 and December 31).

RadioShack may also make discretionary matching contributions to the participants’ profit sharing account at any time. A discretionary matching contribution of $3.3 million was made to the Plan during the year ended March 31, 2003.

Participant Accounts

Participants’ investments in Common Stock and in the various other investment options are valued daily. Each participant is mailed a quarterly statement that details their contributions, their portion of the Company’s contributions and the market value of their account.

Vesting

Participants are immediately vested in their contributions to the Plan plus actual earnings and losses thereon. A participant who was an employee on September 30, 1990 is fully vested at all times in all shares allocated to his or her Company directed accounts, including earnings and losses thereon and forfeitures of terminated participants’ nonvested accounts. All other participants become fully vested in the Company’s contributions upon three years of service with the Company.

Payment of Benefits

Participants who withdraw from the Plan may receive the vested portion of their accounts under one of four withdrawal methods, which are summarized below:

(a)	Single lump sum payment in cash

(b)	Purchase of an annuity contract to provide regular monthly income over a designated period of time, of not less than two years nor more than fifteen years (or the participant’s actual life expectancy, if shorter)

(c)	Equal monthly cash installments for a period of up to ten years (or the participant’s actual life expectancy, if shorter)

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(d)	Part cash and part securities

1.	Description of Plan, continued:

Forfeited Accounts

Forfeited nonvested accounts of terminated participants are allocated among the remaining participants’ accounts. A total of $1,285,149 was forfeited and reallocated for the year ended March 31, 2003.

Loans to Participants

Up to two times per a twelve month period, a participant may borrow from his or her vested account in the Plan. The loan amount may not exceed the lesser of $50,000 or 50% of the value of the participant’s vested accounts. The minimum loan amount is $500. Additionally, no loan may exceed an amount that would cause the total of principal and interest payments on all outstanding loans to exceed 25% of the participant’s regular payroll period earnings. Loans are repaid through authorized payroll deductions. The term of the loan must be at least six months (or multiples thereof) and may not exceed five years. The loans are collateralized by the balance in the participant’s account and bear interest at rates fixed by the Administrative Committee. The determination of these rates is based upon the interest rates currently being charged on similar commercial loans. The weighted average interest rate charged on participant loan balances was 7.94% for the year ended March 31, 2003.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will immediately become 100% vested in their accounts.

2.	Summary of Significant Accounting Policies:

Basis of Accounting

The Plan’s financial statements are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	Summary of Significant Accounting Policies:

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common Stock is valued at its closing market price. Participant loans are valued at cost plus accrued interest, which approximates fair value. Prior to conversion into Common Stock, Preferred Stock was valued on a monthly basis by an independent, third-party appraiser.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis. The net appreciation (depreciation) of investments as reported in the statement of changes in net assets available for

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

plan benefits consists of the net realized gains or losses and the unrealized appreciation (depreciation) on those investments.

2.	Summary of Significant Accounting Policies, continued:

Contributions

Contributions from participants are accrued in the period in which they are deducted in accordance with salary deferral agreements and, as such, become obligations of the Company and assets of the Plan.

Benefits

Benefits are recognized when paid.

Expenses of the Plan

At March 31, 2003, Putnam was responsible for both the management and recordkeeping of the Plan’s assets. Administrative expenses of the Plan are generally paid directly to Putnam by the Company and thus are not a component of the changes in net assets available for Plan benefits.

Concentration of Plan Assets

The Plan has approximately 66% and 72% of its total investments invested in securities of its sponsor, RadioShack, at March 31, 2003 and 2002, respectively.

3.	Investments:

The following is a summary description of the various participant-directed investment options. Participants should refer to the brochures and prospectuses for each of the respective mutual funds and Company common stock for more complete information including risks associated with investment options.

RadioShack Common Stock

Consists solely of Common Stock for those who want to share in the potential growth of the Company.

Putnam Income Fund

Seeks current income consistent with prudent risk through a flexible, diversified strategy that encompasses a range of fixed-income categories, including government bonds and investment-grade and high-yield corporate bonds.

Putnam Voyager Fund

Seeks capital appreciation by investing mainly in a combination of stocks of mostly midsize companies expected to grow over time, as well as stocks of larger, more established corporations.

Putnam Asset Allocation Fund: Growth Portfolio

Seeks capital appreciation. The fund is designed for relatively aggressive investors who are willing to accept greater risk in exchange for a higher growth potential. Diversification is among different types of stocks, with some investments in bonds and money market instruments.

Putnam Asset Allocation Fund: Balanced Portfolio

Seeks total return. The fund is designed for investors who want an investment with moderate risk and the potential for moderate growth. The balance between the relative stability of bonds and the fluctuation of stocks is designed to reduce overall risk.

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Investments, continued:

Putnam Asset Allocation Fund: Conservative Portfolio

Seeks total return consistent with capital preservation. The fund is designed for investors who are willing to accept a reduced potential for growth in exchange for less risk. Substantial investments in investment-grade bonds are designed to reduce overall risk, while a portion remains in stocks to help investments stay ahead of inflation.

Putnam International Growth Fund

Seeks capital appreciation by investing in a diversified portfolio composed mainly of stocks of companies located outside the United States.

Putnam Investors Fund

Seeks long-term growth of capital by investing mainly in blue-chip stocks – those of large, well-established companies – selected from a broad range of industries. The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.

Putnam Money Market Fund

Seeks current income and safety of principal by investing in short-term high-quality money market securities.

Putnam S&P Index Funds

Seeks a return, before the assessment of fees, that closely approximates the return of the S&P 500 Index, which is an indicator of U.S. stock market performance.

Putnam Equity Income Fund

Seeks current income, with capital growth as a secondary goal, by investing mainly in stocks that have the potential to consistently pay above-average dividends as well as the potential to grow in value over time.

Putnam Intermediate U.S. Government Income Fund

Seeks current income consistent with capital preservation by investing mostly in a blend of U.S. government securities and seeks to maintain an average portfolio maturity of 3 to 10 years.

The following investments represent 5% or more of the Plan’s net assets:

	March 31, 2003
	Shares	Fair Value
RadioShack Common Stock
Participant-Directed	3,254,693	$72,557,909
Company-Directed *	6,613,641	147,418,061
Putnam Voyager Fund	2,617,252	32,768,001
Loan Fund	N/A	17,342,727

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Investments, continued:

	March 31, 2002
	Shares	Fair Value
RadioShack Common Stock
Participant-Directed	3,253,510	$97,735,407
Company-Directed *	1,528,446	45,914,529
Series B TESOP Convertible
Preferred Stock—Allocated *	60,386	160,196,695
Series B TESOP Convertible
Preferred Stock—Unallocated *	2,800	7,428,634
Putnam Voyager Fund	2,500,418	42,882,166

* Company-directed investments

The net depreciation in the fair value of investments for the year ended March 31, 2003 is comprised of the following:

Employer investments:
Common stock	$(8,357,618)
Preferred stock	(60,401,250)

$(68,758,868)

Other investments:
Mutual funds	$(30,966,654)
Common stocks	(10,124)

$(30,976,778)

The changes in Company-directed investments for the year ended March 31, 2003 are as follows:

Investment income:
Dividends—common stock	$4,491,638
Net depreciation in fair value of employer securities	(60,401,250)
Net appreciation in fair value of all other investments	5,392,106

(50,517,506)

Contributions:
Employer	3,270,515

(47,246,991)

Benefits paid to participants	(15,805,130)
Interest expense	(187,474)
Loan issuances and repayments (including interest income), net	81,032
Other	(120,358)

Net decrease in Company-directed investments	$(63,278,921)

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	Notes Payable:

The $100 million note payable (“Note”) was issued under an indenture dated June 30, 1990 in denominations of $1,000 limited to $100 million aggregate principal amount that matured and was paid in full on June 30, 2000. The Note was originally issued by the TESOP and guaranteed by the Company. The TESOP was eventually merged into the Plan. The Note bore interest at 9.34% per annum payable semi-annually on each December 31 and June 30 through June 30, 2000.

On December 15, 1994, the Plan entered into an agreement with an unrelated third party to refinance a portion of the Note. Under this agreement, the Plan borrowed, in a series of six notes (“Notes”), $16,693,000 at interest rates ranging from 5.84% to 8.76%. These Notes were also guaranteed by the Company and the final payment of $3,804,000 plus interest was made on December 30, 2002.

5.	Tax Status of the Plan:

The Plan received a determination letter from the Internal Revenue Service dated April 28, 1998. The Plan has subsequently been amended and the Plan Administrator has applied for a similar determination letter from the Internal Revenue Service for the Plan. However, the Plan Administrator and the Plan’s legal counsel believe that the Plan remains qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and applicable sections of ERISA and, therefore, the trust is exempt from taxation under Section 501(a) of the IRC. Accordingly, employee contributions, employer contributions and investment earnings of the Plan are not taxable to participants until distributed.

6.	Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Putnam Investments, an affiliate of Putnam and, therefore, these transactions qualify as party-in-interest.

7.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of benefits paid to participants per the financial statements to the Plan’s Form 5500:

Year Ended March 31, 2003
Benefits paid to participants per the financial statements	$32,036,868
Add: Benefit obligations payable at March 31, 2003	—
Less: Benefit obligations payable at March 31, 2002	(1,245,048)

Benefits paid to participants per the Form 5500	$30,791,820

Amounts payable to or for participants, dependents and beneficiaries are recorded on the Plan’s Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan’s year end, but not yet paid as of that date.

Schedule I

RADIOSHACK 401(k) PLAN

Schedule of Assets (Held at End of Year)

March 31, 2003

	(b)	(c)	(d)	(e)
(a)	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity date	Cost	Current Value
*	RadioShack Corporation	Common stock
		Participant-directed	N/A	$72,557,909
		Company-directed	$144,294,637	147,418,061
	Tandycrafts, Inc.	Common stock	953	—
	InterTAN, Inc.	Common stock	7,216	7,071
*	Putnam Investments	Income Fund	N/A	9,643,623
*	Putnam Investments	Voyager Fund	N/A	32,768,001
*	Putnam Investments	Asset Allocation Fund-Growth Portfolio	N/A	12,209,813
*	Putnam Investments	Asset Allocation Fund-Balanced Portfolio	N/A	15,232,353
*	Putnam Investments	Asset Allocation Fund-Conservative Portfolio	N/A	4,096,780
*	Putnam Investments	International Growth Fund	N/A	2,253,898
*	Putnam Investments	Investors Fund	N/A	2,417,561
*	Putnam Investments	Money Market Fund	N/A	11,419,296
*	Putnam Investments	Equity Income Fund	N/A	1,105,083
*	Putnam Investments	Intermediate U.S. Government Income Fund	N/A	1,106,435
*	Putnam Investments	S&P Index Fund	N/A	1,493,732
*	Various participants	Participant loans receivable – terms of 6 months– 5 years, interest rates of 7.00%—10.50%	N/A	17,342,727

				$331,072,343

*	–Denotes a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIOSHACK 401(K) PLAN

By:	/s/ J. H. BRADLEY
J. H. Bradley Administrative Committee Member

By:	/s/ R. RAY
R. Ray Administrative Committee Member

Date: September 25, 2003

Index to Exhibits

Exhibit Number	Description of Exhibit

23	Consent of Independent Accountants

32	Section 1350 Certifications